Exhibit 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Investor Relations Department
Tel: (852) 2555-5021	Tel: (852) 2555-4777
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources announces the appointment of a Deputy CEO

HONG KONG, Oct. 15, 2009 – Global Sources (NASDAQ: GSOL) (http://www.globalsources.com) today announced the immediate appointment of Spenser Au as Deputy Chief Executive Officer.

Spenser joined the Global Sources team 30 years ago as an Account Executive for Asian Sources Electronics magazine. He subsequently held various positions, progressing from Sales Manager to Regional Sales Manager, Associate Publisher, Publisher, and, for the last 10 years, President of Asian Sales. Spenser spent most of his career in Hong Kong, apart from a posting to the Philippines during the period 1997 to 1999. Spenser has a deep knowledge of Greater China and all the other markets where the company operates.

Chairman and CEO, Merle A. Hinrichs said, “Spenser is widely respected for his sales experience; analytical, planning and execution skills; commitment to clients and team members; and interpersonal skills. He personifies all that we value and hold important at Global Sources, including our commitment to providing the highest quality of services to our buyer and supplier communities and to maximizing shareholder value.”

Hinrichs added that Spenser’s appointment comes with the full support of Global Sources’ senior management team and its Board of Directors.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 829,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.3 million products and more than 196,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 12 specialized trade shows which run 29 times a year across 10 cities.

Suppliers receive more than 81 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 38 years. Global Sources’ network covers more than 60 cities worldwide. In mainland China, Global Sources has over 2,500 team members in more than 40 locations, and a community of over 1 million registered online users and magazine readers for its Chinese-language media.